FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450     Facsimile:(604) 484-4710

ITEM 2.

Date of Material Change         November 29, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated November 29, 2005 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) reports that an update of the Western Bushveld Joint Venture resources planned for November is now expected by December 12, 2005.  The resource update will consider the current resource area (Project 1) and the area immediately along strike (Project 2).

ITEM 5.

Full Description of Material Change

See News Release dated November 29, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)      N/A

ITEM 7.

OMITTED INFORMATION       N/A

ITEM 8.

SENIOR OFFICERS
The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO    Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 5th day of December, 2005.

Platinum Group Metals Ltd.

“Frank Hallam”

Frank R. Hallam, Director & CFO

Platinum Group Metals Ltd. 328 – 550 Burrard Street, Vancouver BC, V6C 2B5	MATERIAL CHANGE REPORT Page 1 of 1